Exhibit 99.2

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Announces 2013 Annual General Meeting

RAANANA, Israel, November 21, 2013 – Tikcro Technologies Ltd. (OTCBB: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on December 26, 2013 at 3:00 p.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	Reelection of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors;

(3)	approval of a compensation policy for the Company’s directors and officers; and

(4)	consideration of audited financial statements for the year ended December 31, 2012.

Items 1 and 2 require the approval of a simple majority of the shares voted on the matter. Item 3 requires the approval of a simple majority of the shares voted on the matter, provided that either (i) at least a majority of the shares excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the appointment vote in favor of approval of the compensation policy or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the aggregate voting rights in the company. Item 4 will not involve a vote of the shareholders. The record date for the meeting is November 25, 2013. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.